October 29, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20459

  Re: PMA Capital Corporation (File No. 000-22761)--Application for Withdrawal


Pursuant to Rule 477 under the Securities Act of 1933, PMA Capital Corporation hereby makes an application to withdraw its Registration Statement on Form S-3 (Registration No. 333-63469) filed on September 16, 1998, as amended by pre-effective Amendments No.1 filed on November 5, 1998 and No. 2 filed January 20, 1999. PMA Capital desires to withdraw the Registration Statement because changes in market conditions have made the offering inadvisable. No securities were sold in the proposed offering.

PMA Capital respectively requests that the Commission issue an order granting a withdrawal of the Registration Statement as soon as practicable.

If you have any questions about this application for withdrawal, please contact Charles A. Brawley, III at (215) 665-5039.

Very truly yours,

PMA Capital Corporation



By: /s/ Francis W. McDonnell
     Francis W. McDonnell
     Senior Vice President, Chief Financial Officer,
     Treasurer and Agent for Service of Process